UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 8, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

LOSS-OF-LIFE INCIDENT AT TSHEPONG NORTH HARMONY GOLD MINE (“TSHEPONG”)

Johannesburg, Tuesday, 8 November 2022. Harmony regrets to advise that an employee tragically lost his life on Monday morning, 7 November 2022, following a fall of ground incident at its Tshepong North mine, near Odendaalsrus, in the Free State province.

“We mourn this loss of life during a period where every effort is made to ensure that our mines are safe. We extend our condolences to the family, friends and colleagues of the deceased. A day of mourning will be observed at the mine, in honour of our colleague,” Peter Steenkamp, chief executive officer of Harmony said.

The relevant authorities, as well as the family members of the deceased were informed of the incident and a comprehensive internal investigation is currently underway.

Ends.

For more details contact:

Ofentse Mpitso
Acting Head of Communications
+27 (0)83 294 5667 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

Johannesburg, South Africa
8 November 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 8, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director